direct dial: 248.723.0347	Timothy E. Kraepel	email: TKraepel@howardandhoward.com
June 12, 2007
Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Meadowbrook Insurance Group, Inc.
Registration Statement on Form S-3
Filed May 24, 2007
File No. 333-143244
Dear Mr. Riedler:
     Pursuant to the Securities Act of 1934, as amended, and the rules and regulations thereunder, on behalf of our client Meadowbrook Insurance Group, Inc., enclosed for filing is Meadowbrook’s Amendment No. 1 (the “Amendment”) to its Registration Statement, which has been marked to show the changes from the previously submitted document. For ease of reference, we have repeated each of your comments below and our response to each comment follows immediately thereafter. Where it is otherwise unclear, our response also includes a description of where the response to each of the staff’s comments may be found in the marked amendment.
RESPONSE TO COMMENTS
Selling Shareholders, page 12
1.	It appears the selling shareholders are Merton J. Segal and the investors currently identified as the “USSU selling shareholders.” Please identify each of the USSU selling shareholders by name.
Each of the USSU selling shareholders has been identified by name. (See page 18).
2.	Please disclose the information required by Item 507 of Regulation S-K for all of the selling shareholders.

Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
June 12, 2007

In response to your comment, we have amended the Registration Statement to include a table with footnotes containing the information on the USSU selling shareholders required by Item 507 of Regulation S-K. (See page 18).
Signatures, pages II-4
3.	We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in an amended Form S-3. If Karen M. Spaun, the CFO, also serves as the controller or principal accounting officer, her signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form S-3.
In response to your comment, we have added the caption “Principal Accounting Officer” under Karen Spaun’s name appearing on the signature page of the Form S-3.
Very truly yours,
HOWARD & HOWARD ATTORNEYS, P.C.
/s/Timothy E. Kraepel
Timothy E. Kraepel